Exhibit 14.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Alcon, Inc.:

We consent to incorporation by reference in the registration statements on Form S-8 (Nos. 333-11145, 333-100746 and 333-86882) of Alcon, Inc. of our report dated January 28, 2005, except for note 19 which is as of February 9, 2005, relating to the consolidated balance sheets of Alcon, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004, which report appears in the December 31, 2004 annual report on Form 20-F of Alcon, Inc.

KPMG LLP

Fort Worth, Texas
March 14, 2005